SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                               FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                              NORTHEAST UTILITIES
               (Exact name of registrant as specified in its charter)



           MASSACHUSETTS							04-2147929
(State of incorporation or organization) (I.R.S. Employer Identification No.)


175 Brush Hill Avenue, West Springfield, Massachusetts		  01090
(Address of principal executive offices)				(Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to					Name of each exchange on which
be so registered						each class is to be registered

Common Share Purchase Rights					New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box.    [X]


If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.    [   ]


Securities to be registered pursuant to Section 12(g) of the Act:

                                 None


                            (Title of Class)

Item 1.	Description of Securities to be Registered.

      On February 23, 1999, the Board of Trustees of Northeast Utilities (the "Company") declared a dividend distribution of one common share purchase right (a "Right") for each outstanding Common Share, par value $5.00 per share, of the Company (the "Common Shares"). The distribution is payable to the holders of record of the Common Shares as of the close of business on the fifth business day following receipt by the Company of approval of the issuance of the Rights by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 (the "Record Date"). Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one Common Share at a price of $65.00 per share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of February 23, 1999 and an Amendment to Rights Agreement dated as of October 12, 1999 (together, the "Amended Rights Agreement") between the Company and Northeast Utilities Service Company, as Rights Agent. A copy of the Amended Rights Agreement is attached or incorporated by reference as an exhibit hereto and is hereby incorporated by reference. The following summary of the Rights is qualified in its entirety by reference to the Amended Rights Agreement.

     Until the earlier of (i) ten days after a public announcement that a person or group, including any affiliates or associates of such person or group, excluding Consolidated Edison, Inc. ("CEI"), CWB Holdings, Inc. ("CWB"), N Acquisition LLC ("NA") or any Affiliate or Associate of CEI, CWB or NA (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (the "Shares Acquisition Date") or (ii) ten business days (or such later date as the Board may determine) following the commencement or announcement of an intention to commence a tender offer or exchange offer which would result in any person or group (and related persons), other than CEI, CWB or NA or any Affiliate or Associate of CEI, CWB or NA, acquiring beneficial ownership of 15% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be attached to all Common Shares and will be evidenced by the Common Share certificates. The Amended Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer, replacement or new issuance of Common Shares will contain a notation incorporating the Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Share certificates outstanding as of the Record Date, even without such a notation, will also constitute the transfer of the Rights associated with the Common Share represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and the separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) February 23, 2009, subject to extension (the "Final Expiration Date"), (ii) redemption of the Rights by the Company as described below, or (iii) the consummation of a Merger (which is defined in the Amended Rights Agreement as a merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company and CEI, CWB or NA or any Associate or Affiliate of CEI, CWB or NA).

     In the event that any person becomes an Acquiring Person, each holder of a Right Certificate generally will thereafter have the right to receive, upon exercise of the Right evidenced thereby, that number of Common Shares (or, under certain circumstances, cash, property or other securities) having a market value of two times the then current Purchase Price. Notwithstanding the foregoing, following the occurrence of a Person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Amended Rights Agreement) were, beneficially owned by the Acquiring Person or any affiliate, associate or transferee thereof will be null and void. In addition, the Board of Trustees of the Company may, at its option, at any time after a person becomes an Acquiring Person and prior to the time an Acquiring Person becomes the beneficial owner of 50% or more of the outstanding Common Shares, exchange all or part of the then outstanding Rights (other than Rights beneficially owned by an Acquiring Person or its affiliates or associates, which Rights have become void) for Common Shares at an exchange ratio of one to one (or, under certain circumstances, other securities or assets having a then market value of one Common Share) (such exchange ratio, the "Exchange Ratio"). Immediately upon such action by the Board of Trustees, the right to exercise the exchanged Rights will terminate and each such Right Certificate will thereafter represent the right to receive a number of Common Shares (or, under certain circumstances, other securities or assets) equal to the Exchange Ratio.

     In the event that, at any time following the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction (excluding a Merger as defined in the Amended Rights Agreement) in which the Common Shares are exchanged for securities or other property, or 50% or more of the Company's assets or earning power are sold or otherwise transferred (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right Certificate (except a Right voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of validly authorized and issued, fully paid and non-assessable, and freely tradable shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price.

     The Purchase Price payable, the number of Rights and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of Common Shares of certain rights or warrants to subscribe for Common Shares or certain convertible securities at less than the current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends and dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above.)

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

   At any time prior to the earlier to occur of (i) the close of business on the tenth calendar day following the Shares Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective as determined by the Board of Trustees. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

    The terms of the Rights may be amended by the Board of Trustees of the Company (i) prior to the Distribution Date in any manner, subject to certain exceptions, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Amended Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Right Certificates (other than the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Amended Rights Agreement.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Trustees, or in particular a Merger (as defined in the Amended Rights Agreement).

     Except as otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Amended Rights Agreement.

Item 2.	Exhibits.

1.	Form of Rights Agreement dated as of February 23, 1999 between Northeast
Utilities and Northeast Utilities Service Company, which includes, as Exhibit
A thereto, the form of Right Certificate (incorporated by reference to Exhibit 1 to the Form 8-A dated and filed as of April 12, 1999 by Northeast Utilities).

2.	Form of Amendment to Rights Agreement dated as of October 12, 1999 between Northeast Utilities and Northeast Utilities Service Company (incorporated by reference to Exhibit 10 to the Form 8-K filed as of October 19, 1999 by Northeast Utilities).


                         SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       NORTHEAST UTILITIES
                                       By: /S/David R. McHale
                                              David R. McHale
                                       Vice President and Treasurer

Date:  January 18, 2000